DAVID J. CAMPBELL

GENERAL COUNSEL

September 18, 2012

VIA-Email

Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silvercrest Asset Management Group Inc.
Confidential Draft Amendment No. 2 to Registration Statement on Form S-1
Submitted August 14, 2012
CIK No. 0001549966

Dear Ms. Long,

This letter sets forth the response of Silvercrest Asset Management Group Inc. (the “Company”) to the comment letter, dated August 28, 2012, of the staff of the Division of Corporation Finance (the “Staff’) to amendment number 2 to the confidential draft registration statement on Form S-1. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with the initial filing of the registration statement on Form S-1 on EDGAR (the “Registration Statement”). Please note that all page number references correspond to the clean version of the Registration Statement.

Prospectus Summary, page 1

Our Company, page 1

1.	We note your response and revised disclosure in response to comment 3 in our letter dated July 31, 2012. Your disclosure, however, does not quantify the growth in assets under management attributable to market appreciation of these assets or the growth attributable to acquisition of new client assets. Please revise your disclosure accordingly. In this regard we note that you provide segregated market appreciation and net client cash flows data for the last two fiscal years and the March 31, 2012 period (refer to disclosure on page 75).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Registration Statement to state only the amount of the Company’s assets under management as of June 30, 2012, which is noted in a number of places in the Registration Statement, including the Management Discussion & Analysis section. In addition, in response to a previous comment from the Staff, the Company removed the year over year growth in assets under management.

SILVERCREST ASSET MANAGEMENT GROUP LLC

1330 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10019 • (212) 649-0600

WWW.SILVERCRESTGROUP.COM

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 69

Operating Results, page 74

2.	We note from your response to comment 15 in our letter dated July 31, 2012 that you continue to disagree that the separate presentation of a rollforward of discretionary AUM and of non-discretionary AUM is useful information. Further, you believe that the separate presentations would distract an investor from material information and the overall picture of your business and operations. As previously noted, it remains unclear how you arrived at this conclusion. Please provide us with a substantive explanation as to why additional information regarding the assets that you manage along with appropriate explanatory disclosure is not informative. In this regard, we note that your discussion of your company in the prospectus focuses on the amount of asset under management, the rate your assets under management has grown, the composition of your assets under management, and the performance of your assets under management at the composite level. Further, your growth strategy for your company is also focused on growing your assets under management. Finally, it is not until page 10 of the Prospectus that there is any disclosure of your revenues, profits, or assets. Therefore, AUM appears to be central to your business and operations. Since revenues for discretionary AUM is recognized as a percentage of AUM depending on the specific contract terms, it would appear useful information for an investor to better understand the specific changes in the rollforward of discretionary AUM for each period presented to then understand the corresponding portion of the change in revenues recognized. As such absent a more complete and substantive explanation as to why the separate presentations with appropriate explanatory disclosures would be confusing to investors, we continue to request that you provide a rollforward of your AUM for your discretionary assets, non-discretionary assets, and in total for each period presented.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 82 of the Registration Statement to provide a rollforward of discretionary AUM and non-discretionary AUM.

3.	We note that in response to comment 16 in our letter dated July 31, 2012, you disclosed the amount of separately managed accounts and private funds as of March 31, 2012. As previously requested, please provide this disclosure for all periods presented. Please also disclose the average AUM for each period presented for your separately managed accounts and private funds and the amount of fees recognized for your separately managed accounts and private funds for each period presented in light of the disparity in the percentage of discretionary AUM and the percentage of management and advisory fees recognized.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 76 and 77 of the Registration Statement.

4.	We note your disclosure that you earn higher fees from investments of the separately managed accounts in equity securities as compared to fixed income securities and municipal value securities. As such, please disclose AUM as of the end of each period presented and disclose average AUM for each period presented by managed equity investments, managed fixed income investments, and municipal value strategy investments.

Response: The Company acknowledges the Staff’s comment but respectfully disagrees that a break-down of AUM and average AUM by investment strategy would be useful information for an investor. The Company offers multiple strategies within separately managed accounts to each of its clients. The allocation of a client’s account among different asset classes and investment managers is a decision that is generally tailored to meet a client’s investment objectives. Thus, the relative weightings among various strategies will not inform investors’ decisions regarding the Company’s past or future financial performance because those weightings will likely change due to a number of factors, including change in client mix and the changes in macro-economic factors, client sentiment and the securities markets generally.

In addition, many of our client relationships pay a blended fee rate since they are invested in multiple strategies. Thus, the fee rates paid by clients in any particular strategy will likely vary depending upon the customized rate for that client relationship. Although the Company notes that it currently earns higher fees from investments in separately managed accounts in equity securities as compared to fixed income securities and municipal value securities, the amount of fees generated from assets invested in these strategies depends upon the negotiated fee schedule with the client whose assets are invested in those strategies.

Because the Company does not believe that disclosing investment management fee rates by investment objective would be meaningful to potential investors, the Company discloses a range of fees and its average effective fee rate for its separate accounts. Furthermore, because the Company has not experienced material shifts in its average effective fee rate even through recent periods of extreme market change and stress, it does not believe disclosing AUM and average AUM by investment strategy would be useful to investors.

5.	We note the revisions to the rollforward of AUM in response to the second bullet of comment 18 in our letter dated July 31, 2012. As previously requested in comment 47 in our letter dated June 8, 2012, please present existing client new investment funds and existing client withdrawals on a gross basis for each period presented. In this regard, the movement of existing client funds between investments should have a net zero impact on AUM. Therefore, is not relevant to a rollforward of AUM on a consolidated basis.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 82 of the Registration Statement.

6.

As previously requested, please provide a discussion and analysis of the specific factors contributing to the rate of return (i.e., market appreciation) recognized during each period presented. For fiscal year 2011, please explain why your assets under management generated a net market appreciation of $0.0 billion, especially in light of the information provided in the Business section that shows positive rates of returns for the majority of your composites. In this regard, please describe the underlying types of investments and overall strategies that are materially impacting the gross market performance. To the extent necessary to provide investors with a sufficient understanding of the performance of the AUM you manage for each period presented, please also discuss the specific underlying assets and how the inherit risks of those assets impacted the market movements. Refer to Item 303(a)(3)(i) of Regulation S-K, Instruction 1 of Item 303(a) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 83, 84 and 85 of the Registration Statement.

7.	Please quantify the impact of the following factors noted as contributing to the changes in total revenue recognized during the periods presented:

•	The increase in the average fee rate, which you note is due to the increase in the concentration of equity invested assets (i.e., the change in the mix of AUM).

•	The impact of the overall increase in discretionary AUM versus non-discretionary AUM.

•

The change in the mix of private funds between proprietary funds managed and sub-advised funds managed. In this regard, we note that you earn significantly higher fees from the sub-advised funds as compared to the proprietary funds managed and from separately managed accounts.

Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s first comment, the Company has revised its disclosure on page 78 of the Registration Statement by defining average fee rate. The average fee rate is a function of both recognized revenue and average AUM and does not contribute to revenue. In response to the Staff’s second comment, the Company has revised its disclosure on page 78 of the Registration Statement. In response to the Staff’s third comment, the Company has revised its disclosure on pages 82 through 84 of the Registration Statement.

8.	Please provide a discussion and analysis of the material factors impacting the change in AUM during fiscal year 2009.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 84 and 85 of the Registration Statement.

Liquidity and Capital Resources, page 80

9.	We note the additional disclosures you provided in response to comment 21 in our letter dated July 31, 2012. Please expand your disclosures to explain to investors the anticipated timing of the tax receivable agreement payments (e.g., payments will be made two months after you file an income tax return in which the tax benefits that are part of the agreement are utilized). If the timing is currently unknown, please disclose this fact and confirm to us that once the timing is known, you will provide the disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 90 of the Registration Statement to provide that the anticipated timing of the payments under the tax receivable agreement are unknown. The Company confirms to the Staff that once the timing is known, it will provide disclosure of such timing in future filings.

Index to Financial Statements, page F-1

10.	Please include updated financial statements and corresponding financial information in the Form S-1 for Silvercrest Asset Management Group Inc. and Silvercrest L.P. Refer to Item 11(e) of Form S-1 and Article 3-12(b) of Regulation S-X for guidance.

Response: The Company has included updated financial statements and corresponding financial information in the Form S-1 for Silvercrest L.P. as of and for the six months ended June 30, 2012 and for the six months ended June 30, 2011.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this submission, please call me at (212) 649-0600 or Christina E. Melendi at (212) 705-7814.

Sincerely,

/s/ David J. Campbell
David J. Campbell

cc:	Floyd I. Wittlin (Bingham McCutchen LLP)
Christina E. Melendi (Bingham McCutchen LLP)
David S. Huntington (Paul, Weiss, Rifkind, Wharton & Garrison LLP)

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